Morningstar Credit Ratings, LLC
Form NRSRO

Exhibit 4
Organizational Structure

See Attached:

4.A Organization Chart of Ownership Interests

4.B. Organization Chart of Key Personnel

4.A

Exhibit 4.A

Morningstar Credit Ratings, LLC

Organization Chart of Ownership Interests in Morningstar Credit Ratings, LLC

Page 1 of 3


Morningstar, Inc.
100%
Morningstar Credit Ratings, LLC

Pages 2 to 3 of Exhibit 4.A set forth a list of Morningstar, Inc.'s direct and indirect subsidiaries.

The information below is presented as of February 27, 2015. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Subsidiaries of Morningstar, Inc.

Subsidiary	**Jurisdiction of Formation**
ByAllAccounts, Inc.	Delaware
Corporate Fundamentals, Inc.	Delaware
HelloWallet Holdings, Inc.	Delaware
HelloWallet, LLC (1)	Delaware
Morningstar Global LLC	Delaware
Morningstar Associates, LLC	Delaware
Morningstar Investment Services, Inc.	Delaware
Morningstar Commodity Data, Inc.	Illinois
Ibbotson Associates, Inc.	Illinois
Morningstar Credit Ratings, LLC	Pennsylvania
Ibbotson Pty Limited (2)	Australia
Ibbotson Associates Australia Limited (3)	Australia
Morningstar Australasia Pty Limited (4)	Australia
Morningstar Direct Investments (5)	Australia
Morningstar Group Australia Pty Limited (6)	Australia
Morningstar Brazil Financial Information Ltda. (6)	Brazil
Morningstar Associates, Inc. (7)	Canada
Morningstar Canada Group, Inc. (6)	Canada
Morningstar Research, Inc. (7)	Canada
Servicios Morningstar Chile Ltd. (6)	Chile
Morningstar Research (Shenzhen) Ltd. (8)	China
Morningstar Danmark A/S (9)	Denmark
Morningstar Danmark Holdings Aps (6)	Denmark
Morningstar France Holding SAS (6)	France
Morningstar France Fund Information SARL (10)	France
Seeds Group SAS (10)	France
Morningstar Investment Consulting France SAS (11)	France
Morningstar Deutschland GmbH (6)	Germany
Morningstar Asia, Ltd. (6)	Hong Kong
Morningstar Investment Management Asia Limited (12)	Hong Kong
Morningstar India Private Limited (13)	India
Morningstar Investment Adviser India Private Limited (12)	India
Morningstar Italy, S.R.L. (6)	Italy
Ibbotson Associates Japan K.K. (14)	Japan
Morningstar Korea, Ltd. (15)	Korea
Morningstar Associates Korea Co., Ltd. (16)	Korea
Morningstar Luxembourg SARL (6)	Luxembourg
Investigaciones MS Mexico, S. de R.L. de C.V. (6)	Mexico
Servicios MStar Global, S. de R.L. de C.V. (6)	Mexico

Morningstar Europe, B.V. (17)	The Netherlands
Morningstar Holland, B.V. (18)	The Netherlands
MStar Holdings C.V.	The Netherlands
Morningstar Research Limited (4)	New Zealand
Morningstar Norge AS (6)	Norway
Morningstar Research PTE Limited (8)	Singapore
Morningstar Research (Proprietary) Limited (6)	South Africa
Morningstar Investment Management South Africa (Pty) Limited (12)	South Africa
Morningstar Network, S.L. (6)	Spain
Morningstar HoldCo AB (6)	Sweden
Morningstar Sweden AB (19)	Sweden
Morningstar Switzerland GmbH (6)	Switzerland
Morningstar Research Thailand Limited	Thailand
Morningstar (Dubai) LLC (6)	United Arab Emirates
Morningstar Investment Management Europe Limited (12)	United Kingdom
Morningstar Europe, Ltd. (6)	United Kingdom
Morningstar U.K., Ltd. (6)	United Kingdom
Morningstar Real-Time Data Limited (20)	United Kingdom

(1) HelloWallet Holdings, Inc. owns 100%.
(2) Morningstar Australasia Pty Limited owns 100%.
(3) Ibbotson Pty Limited owns 100%.
(4) Morningstar Direct Investments owns 100%.
(5) Morningstar Group Australia owns 100%.
(6) Morningstar Holland B.V. owns 100%.
(7) Morningstar Canada Group, Inc. owns 100%.
(8) Morningstar Asia, Ltd. owns 100%.
(9) Morningstar Danmark Holdings Aps owns 100%.
(10) Morningstar France Holding SAS owns 100%.
(11) Seeds Group SAS owns 100%.
(12) Morningstar Associates, LLC owns 100%.
(13) Corporate Fundamentals, Inc. owns 100%.
(14) Ibbotson Associates, Inc. owns approximately 71%.
(15) Morningstar, Inc. owns 80%.
(16) Morningstar Korea, Ltd. owns 100%.
(17) MStar Holdings C.V. owns 100%.
(18) Morningstar Europe, B.V. owns 100%.
(19) Morningstar HoldCo AB owns 100%.
(20) Morningstar U.K., Ltd. owns 100%.

4.B

Morningstar Credit Ratings, LLC
As of July 8, 2016


Vickie Tillman
President
Joe Petro
Chief Operating Officer
4 Directors Business Development
2 Marketing
1 Director of Client Relations
1 Product Development
2 Operations Coordinators
22 Technology Group
Tim Greening
Chief Corporate Credit Officer
David Sekera
Director Credit Research
1 Director
1 Associate Director
3 Senior Analysts
7 Analysts
Ken Cheng
Managing Director - CMBS
Robert Grenda
Senior Vice President
CMBS New Issue
3 Senior Vice Presidents
7 Vice Presidents
4 Assoc. Vice Presidents
14 Analysts
David Putro
Senior Vice President
CMBS Surveillance
2 Vice Presidents
3 Asst. Vice Presidents
2 Assoc. Vice Presidents
2 Analysts
Edward Dittmer
Vice President
CMBS Surveillance
3 Vice Presidents
1 Asst. Vice President
1 Assoc. Vice President
3 Analysts
Frank Innaurato
Managing Director
CMBS Analytics
Brain Grow
Managing Director - RMBS
1 Managing Director
1 Director
2 Senior Vice Presidents
1 Vice President
3 Assoc. Vice Presidents
7 Analysts
Brian Grow
Managing Director - ABS
3 Senior Vice Presidents
2 Vice Presidents
Michael Gutierrez
Managing Director - ORA
3 Senior Vice Presidents
Calvin Wong
Chief Credit Officer
1 Senior Quality Analyst
1 Support Quality Officer
Diana Rosenberg
Production Editor
2 Copy Editors
Stephanie Mah
Director of Research -
Structured Finance

Morningstar, Inc. Personnel Supporting Morningstar Credit Ratings, LLC

As of July 18, 2016


Compliance/Legal
Pat Maloney
General Counsel
Scott Schilling
Global CCO/Designated
Compliance Officer - MCR
Michael Yuan*
Vice President
Legal - MCR
Candace Cheng - Senior
Compliance Officer
John McDevitt - Compliance
Officer
Communications
Rob Pinkerton
Acting Head of Corporate
Communciations
Vanessa Sussman
Director of Media Relations
Accounting/Finance
John Babirack
Director, Financial Planning
Anne Glass
Senior Accountant
Quantitative Research
Lee Davidson
Head of Quantitative Research
Olgay Cangur
Director, RMBS Quantitative
Mortgage Modeler
1 Quantitative Analyst
1 Quantitative Credit Developer
1 Quantitative Validation Analyst
Sales
Dan Waryck
Global Head of Sales
Gregg Novek*
Director of Sales
4 Vice Presidents
2 Client Service Consultants

*Also reports to Joe Petro